Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

Years ended October 31, 2012 and 2011

(Expressed in Canadian Dollars)

(Audited)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K35
Canada

To the Shareholders of Coastal Contacts Inc.

We have audited the accompanying consolidated financial statements of Coastal Contacts Inc., which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coastal Contacts Inc. as at October 31, 2012, October 31, 2011 and November 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

December 18, 2012

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

		October 31,	October 31,	November 1,
	Notes	2012	2011	2010

ASSETS
Current assets
Cash and cash equivalents	4	$19,153	$16,864	$18,266
Trade and other receivables	5	6,681	6,013	9,070
Inventories	6	25,435	27,749	18,276
Prepaid expenses		2,250	3,125	3,109
Income tax receivable		—	79	—
Total current assets		53,519	53,830	48,721
Non-current assets
Deferred tax assets		—	97	97
Property, equipment and leasehold improvements	7	9,887	8,960	4,160
Intangible assets	8	11,376	10,882	10,306
Goodwill	8	8,322	8,518	7,715
Total non-current assets		29,585	28,457	22,278
TOTAL ASSETS		$83,104	$82,287	$70,999

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	9	$40,144	$36,098	$26,348
Provisions		1,284	1,057	664
Income taxes payable		839	—	44
Finance lease obligations	10	101	2,646	811
Term loan	11	3,300	—	—
Credit Facilities	12	1,715	—	—
Other current liabilities		3,210	2,939	1,364
Total current liabilities		50,593	42,740	29,231
Non-current liabilities
Other long-term liabilities		270	859	425
Finance lease obligations	10	457	1,911	2,508
Credit Facilities	12	—	1,500	—
Deferred tax liabilities	18	2,905	3,306	3,359
Total non-current liabilities		3,632	7,576	6,292
Total liabilities		54,225	50,316	35,523

Shareholders’ Equity
Share capital	13, 2e	42,501	40,667	39,176
Share-based payments reserve		3,395	2,934	2,610
Accumulated other comprehensive income (loss)		(137)	372	—
Deficit		(16,880)	(12,002)	(6,310)
Total Shareholders’ Equity		28,879	31,971	35,476
TOTAL LIABILITIES AND EQUITY		$83,104	$82,287	$70,999

Commitments (Note 21)

Contingencies (Note 22)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”

Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

For the years ended October 31	Notes	2012	2011

Sales		$196,085	$182,714
Cost of sales		111,558	106,279
Gross profit		84,527	76,435

Fulfillment		19,167	17,522
Selling and marketing		47,927	43,645
General and administration		20,926	20,505
Results from operating activities		(3,493)	(5,237)

Financing costs		825	127

Loss before income taxes		(4,318)	(5,364)

Income tax expense - current		927	30
Income tax recovery - deferred		(367)	(89)
Net income tax expense (recovery)	18	560	(59)

Net loss for the year		(4,878)	(5,305)

Other comprehensive income (loss)
Foreign currency translation differences		(509)	372
Total comprehensive loss for the year		$(5,387)	$(4,933)

Basic and diluted loss per share	15	$(0.17)	$(0.19)

Weighted average number of common shares outstanding - basic and diluted	15	28,290,127	27,745,446

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

				Accumulated
	Number of		Share-based	Other		Total
	Common		payments	Comprehensive		Shareholders’
	Shares	Share Capital	reserve	Income (Loss)	Deficit	Equity
	(Note 2e)
Balance at November 1, 2010	27,698,086	$39,176	$2,610	$—	$(6,310)	$35,476
Net loss	—	—	—	—	(5,305)	(5,305)
Other comprehensive loss on foreign currency translation	—	—	—	372	—	372
Share based payments expense	—	—	823	—	—	823
Issue of shares on exercise of share options	585,750	1,141	—	—	—	1,141
Issue on acquisition of business	25,593	152	—	—	—	152
Purchase and cancellation of shares	(198,850)	(301)	—	—	(387)	(688)
Reclassification of grant date fair value on exercise of share options	—	499	(499)	—	—	—
Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(12,002)	$31,971
Net loss	—	—	—	—	(4,878)	(4,878)
Other comprehensive loss on foreign currency translation	—	—	—	(509)	—	(509)
Share based payments expense	—	—	967	—	—	967
Issue of shares on exercise of share options	505,167	1,328	—	—	—	1,328
Reclassification of grant date fair value on exercise of share options	—	506	(506)	—	—	—
Balance at October 31, 2012	28,615,746	$42,501	$3,395	$(137)	$(16,880)	$28,879

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

For the years ended October 31	2012	2011

Operating activities
Net loss for the year	$(4,878)	$(5,305)
Adjustments for:
Depreciation and amortization	2,920	2,825
Share-based payments expense	967	823
Deferred income taxes recovery	(367)	(89)
Amortization of lease inducement	(96)	313
Unrealized foreign exchange gain (loss)	(352)	104
Financing costs	647	418
Changes in non-cash operating working capital	8,350	5,363
Income tax recovered (paid)	(167)	311
Net cash provided from operating activities	7,024	4,763

Financing activities
Proceeds from share options exercised	1,328	1,141
Common shares purchased for cancellation	—	(3,011)
Decrease in finance lease obligation	(4,612)	(885)
Increase in long-term debt	441	1,500
Increase in term loan	3,300	—
Interest received	66	46
Interest paid	(768)	(464)
Net cash used in financing activities	(245)	(1,673)

Investing activities
Acquisition of subsidiary, net of cash acquired	—	(213)
Acquisition of property, equipment and leasehold improvements, net	(2,705)	(2,740)
Acquisition of intangible assets, net	(1,829)	(1,718)
Net cash used in investing activities	(4,534)	(4,671)

Effect of exchange rate changes on cash and cash equivalents	44	179

Increase (decrease) in cash and cash equivalents	2,289	(1,402)
Cash and cash equivalents, beginning of year	16,864	18,266
Cash and cash equivalents, end of year	$19,153	$16,864

See accompanying notes to the consolidated financial statements

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global internet retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites.  Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7. The registered and records office is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C. Canada V6E 2E9.

2. BASIS OF PREPARATION

a)       Statement of Compliance

Coastal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the significant accounting policies as described in Note 3 and the application of IFRS 1, First Time Adoption of International Financial Reporting Standards, (“IFRS 1”).

Coastal’s consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  CGAAP differs in some areas from IFRS.  In preparing these financial statements, management has amended certain accounting valuation methods previously applied in the CGAAP financial statements to comply with IFRS.

Note 23 contains reconciliations and descriptions of the effect of the transition from CGAAP to IFRS on equity, as at November 1, 2010 and October 31, 2011, and the statement of comprehensive loss for the year ended October 31, 2011.

IFRS 1 requires first-time adopters to retrospectively apply all currently effective IFRS standards as of the Company’s transition date to IFRS, subject to certain optional exemptions and certain mandatory exceptions to full retrospective application for first time IFRS adopters.  Coastal’s selected optional exemptions are described in note 23.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on December 18, 2012.

b)       Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

2. BASIS OF PREPARATION (Continued)

c)        Basis of Consolidation

These consolidated financial statements include the accounts of Coastal and its wholly-owned subsidiaries. Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

d)             Use of Estimates and Judgements

The preparation of Coastal’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The areas of estimation that management considers most significant include but are not limited to the following:

i)                Estimated useful life of assets:  In determining the useful life of assets, management reviews historical useful lives of similar assets or consults with asset vendors.  Management performs annual reviews for factors that change the initial estimate of an asset’s useful life and will adjust as required.

ii)             Inventory obsolescence provision:  In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

iii)          Sales return provision:  In estimating the amount of sales orders that could potentially be returned, management reviews the returns as a percentage of sales over the last year and reviews the timing of when customers historically make returns.  The return rate is then applied to the revenue earned over the period in which customers generally make returns.

iv)         Cash generating units:  Management has used judgment in determining the smallest group of assets for which independent cash inflows are generated.  These groups of assets form cash generating units which their future cash flows are analyzed individually to determine whether there is any impairment on the assets that.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

2. BASIS OF PREPARATION (Continued)

e)              Consolidation of Common Shares

On August 30, 2012, Coastal’s common shares were consolidated on the basis of two current common shares for one new common share.  All references to common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common share consolidation on a retroactive basis.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Business Combinations

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.  Intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Goodwill arises upon the acquisition of subsidiaries and represents the excess of the fair value of consideration transferred over the fair value of the identifiable net assets acquired.

Transaction costs, other than those associated with the issue of debt or equity securities, that Coastal incurs in connection with a business combination are expensed as incurred.

Revenue recognition

Revenue from product sales is recognized when the product has been delivered to the customer, as this is when significant risks and rewards of ownership has been transferred to the customer and it is probable that the economic benefits will flow to Coastal and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, net of returns, discounts and sales taxes or duty.  A provision is made for product returns and doubtful accounts receivable. Deferred revenue includes revenue collected in advance of the product being shipped to the customer.

Foreign currency translation

The presentation currency of Coastal is the Canadian dollar. The functional currency of the parent entity is the Canadian dollar.  Items included in the financial statements of each of Coastal’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in currencies other than the functional currency are translated at the rate prevailing on the transaction date. Foreign currency translation gains or losses are recorded in income in the period in which they occur.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets and liabilities of its subsidiaries with functional currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The resultant translation adjustments are presented within shareholders’ equity in accumulated other comprehensive income (loss) as foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank balances, and investments with maturities from the date of acquisition of three months or less that are subject to an insignificant risk of changes in fair value.

Inventories

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value represents estimated selling prices in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Estimates of residual values and useful lives are reviewed annually and, if necessary, changes are accounted for prospectively. Depreciation commences on the date the asset is available for use, as intended by management. Depreciation is calculated over the estimated useful life of the assets at the following rates:

Computer hardware	30% declining balance
Furniture, fixtures and equipment	10% - 20% declining balance
Leasehold improvements	lesser of useful life or initial lease term

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Coastal intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after November 1, 2010.  Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Finite life intangible assets are recorded at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets at the following rates:

Computer software	100% declining balance
Customized ERP software	5 years straight-line
Customer lists	5 years straight-line
Website development	5 years straight-line

The useful lives of Coastal’s identifiable intangible assets are reviewed annually.  In relation to acquired intangible assets, Coastal estimates the amortization period based on the expected useful lives of the respective assets. Coastal also applies management judgment to assess annually the indefinite useful life assumption applied to certain acquired intangible assets.

Trade names are considered to have an indefinite life and are not amortized. Their values are reviewed for possible impairments annually or more frequently if events or changes in circumstances indicate possible impairment, based on the recoverable amount of the asset or cash-generating unit to which it relates.

Income taxes

Income taxes comprises of current and deferred taxes.  Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying substantively enacted statutory tax rates applicable to future years in which these differences are expected to reverse.

The effect on deferred taxes for a change in tax rates is generally recognized in income in the period that includes the substantive enactment except to the extent it relates to a business combination or to items recognized directly in equity or other comprehensive income.  In addition, deferred tax assets are recognized to the extent their realization is more probable.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that there will more likely than not be sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date.  Deferred income tax assets and liabilities are offset when there is a legal enforceable right and Coastal intends to settle its current tax assets and liabilities on a net basis.  Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

The determination of income taxes requires the use of judgment and estimates.  If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, Coastal’s results of operations and financial position could be materially impacted.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

Coastal calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are calculated by the treasury share method. Under the treasury share method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are dilutive when Coastal has earnings from continuing operations and when the average market price of the common shares during the year exceeds the exercise price of the options and warrants.

Impairment of non-current assets

At each reporting date, Coastal reviews its non-financial assets other than inventories and deferred taxes to determine whether there are any indications of impairment.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Goodwill and indefinite life intangible assets are tested annually for impairment.

Where the asset does not generate cash flows that are independent of other assets, Coastal estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. Coastal has determined that it has two CGU’s comprised of the North American operation which manage the websites and orders for the following countries: New Zealand, USA, Japan, Australia and the United Kingdom and the European operation which manages the websites and sales of all the European branches. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the statement of comprehensive loss.  Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized for the asset or CGU in prior years.  An impairment loss of goodwill is not reversed.  A reversal of impairment is recognized as a gain in the statement of comprehensive loss.

The determination of a cash generating unit’s recoverable amount is carried out using discounted cash flow projections, which involve a number of assumptions and estimates, including the extent and timing of future cash flows, growth rates and discount rates. The recoverable amounts of the Coastal’s indefinite-life intangible assets were determined by using cash flow projections covering a five-year period and a terminal value calculated by discounting the final year in perpetuity. The cash flow projections and terminal value reflect a growth rate of 5% and a discount rate of 14.1% were applied to the cash flow projections. The Corporation’s market capitalization is also considered in the estimate of the cash-generating unit’s recoverable amount for goodwill impairment testing.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, trade and other receivables, trade and other payables, provisions, finance lease obligations, term loan, and long-term debt.

All financial assets and liabilities are recognized when Coastal becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Cash and cash equivalents and trade and other receivables are designated as “loans and receivables”.  Trade and other payables, provisions, finance lease obligations, term loan, and long-term debt are designated as “financial liabilities”.

Impairment and uncollectibility of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired.  If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Leasing contracts are classified as either financing or operating leases.  Where the contracts are classified as operating leases, rental payments are included in the statement of comprehensive earnings on a straight-line basis over the lease term.  Operating lease inducements are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability. A lease is classified as a finance lease if it transfers substantially all the risks and rewards of ownership of the leased asset. The asset and liability associated with the finance lease are recorded at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments, net of execution costs.

Provisions

A provision is recognized if, as a result of a past event, Coastal has a present legal or constructive obligation that can be estimated reliably and is probably that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.  The unwinding of the discount is recognized in finance cost.

Employee benefits

i)                                        Short-term employee benefits

Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under trade and other payables if Coastal has a present legal or constructive obligation to pay this amount as a result of past service by the employee, and the obligation can be estimated reliably.

ii)                                    Share-based payments

Coastal grants share-based awards, including options, as an element of compensation to directors, officers, and employees.  Details of Coastal’s share purchase option plan are disclosed in Note 13.

Coastal uses the Black-Scholes option pricing model to measure the fair value for all share options granted, modified or settled during the year.  Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period including an estimated forfeiture rate based on the number of awards expected to ultimately vest.  Actual forfeitures are adjusted as they occur.  Each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)                                    Share-based payments (continued)

The expense is recognised in the statement of comprehensive earnings with a corresponding entry within equity, against share based payments reserve.  No expense is recognised for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

Segment Reporting

An operating segment is a component of Coastal that engages in business activities from which it may earn revenues and incur expenses.  All operating segments’ operating results are reviewed regularly by the Coastal’s key management team to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the key management team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily Coastal’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Finance income and finance costs

Finance income comprises interest income on funds invested that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting pronouncements:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2012, and have not been applied in preparing these consolidated financial statements. Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2013.

Accounting standards effective January 1, 2013

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

a)             Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)             Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements, but is expected to result in certain presentation related changes.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. NEW ACCOUNTING PRONOUNCEMENTS (Continued)

c)              Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Accounting standards effective January 1, 2015:

a)             Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	October 31,	October 31,	November 1,
	2012	2011	2010
Cash	$17,671	$15,447	$17,166
Restricted cash	1,482	1,417	1,100
Cash and cash equivalents	$19,153	$16,864	$18,266

Restricted cash represents cash pledged as security for certain valued added tax payments.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

5. TRADE AND OTHER RECEIVABLES

	October 31,	October 31,	November 1,
	2012	2011	2010
Trade receivable	$5,684	$5,378	$8,816
Sales tax receivable	997	424	50
Other	—	211	204
Trade and other receivables	$6,681	$6,013	$9,070

Aging of accounts receivable and changes in the allowance for doubtful debts is disclosed in Note 16 — Financial instruments and risk management.

6. INVENTORIES

	October 31,	October 31,	November 1,
	2012	2011	2010
Raw materials	$8,953	$13,434	$4,741
Finished goods	16,797	14,718	13,698
Total inventory	25,750	28,152	18,439
Less: Reserve for obsolescence	(315)	(403)	(163)
Net inventories	$25,435	$27,749	$18,276

In 2012, the total amount of inventory recognized as an expense was $96.3 million (2011 - $93.0 million).  The Company also recognized a reduction of $0.08 million (2011 — $0.2 million addition) in its provision for inventory obsolescence.  As at October 31, 2012, certain inventories were pledged as security for liabilities as described in note 12.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Furniture,
	Computer	fixtures and	Leasehold
	hardware	equipment	improvements	Total
Cost
As at November 1, 2010	$1,329	$3,700	$1,740	$6,769
Additions	416	6,042	846	7,304
Disposals	(12)	(1,049)	(9)	(1,070)
Translation difference	19	28	2	49
As at October 31, 2011	1,752	8,721	2,579	13,052
Additions	389	2,411	153	2,953
Disposals	(192)	(13)	(138)	(343)
Translation difference	(30)	(21)	1	(50)
As at October 31, 2012	1,919	11,098	2,595	15,612

Accumulated depreciation
As at November 1, 2010	776	709	1,124	2,609
Depreciation charge	287	1,001	248	1,536
Disposals	—	(105)	—	(105)
Translation difference	(20)	70	2	52
As at October 31, 2011	1,043	1,675	1,374	4,092
Depreciation charge	281	1,153	299	1,733
Disposals	(187)	(13)	(138)	(338)
Translation difference	(35)	273	—	238
As at October 31, 2012	1,102	3,088	1,535	5,725

Net carrying amount
As at November 1, 2010	553	2,991	616	4,160
As at October 31, 2011	709	7,046	1,205	8,960
As at October 31, 2012	$817	$8,010	$1,060	$9,887

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

8. INTANGIBLE ASSETS

	Computer software and	Brand names and trademarks	Customer lists	Website	Total Intangible
	ERP System	acquired	acquired	creation	Assets	Goodwill

Cost
As at November 1, 2010	$3,161	$7,616	$3,577	$4,263	18,617	$7,715
Additions	502	—	—	562	1,064	719
Disposals	(62)	—	—	—	(62)	—
Translation difference	(12)	963	39	14	1,004	84
As at October 31, 2011	3,589	8,579	3,616	4,839	20,623	8,518
Additions	644	—	—	1,092	1,736	—
Disposals	(1,412)	—	—	(760)	(2,172)	—
Translation difference	(36)	(138)	—	(25)	(199)	(196)
As at October 31, 2012	2,785	8,441	3,616	5,146	19,988	8,322

Accumulated amortization
As at November 1, 2010	1,763	—	3,378	3,170	8,311	—
Amortization charge	525	—	238	526	1,289	—
Translation difference	65	—	—	76	141	—
As at October 31, 2011	2,353	—	3,616	3,772	9,741	—
Amortization charge	769	—	—	418	1,187	—
Disposals	(1,412)	—	—	(760)	(2,172)	—
Translation difference	(42)	—	—	(102)	(144)	—
As at October 31, 2012	1,668	—	3,616	3,328	8,612	—

Net carrying amount
As at November 1, 2010	1,398	7,616	199	1,093	10,306	7,715
As at October 31, 2011	1,236	8,579	—	1,067	10,882	8,518
As at October 31, 2012	$1,117	$8,441	$—	$1,818	11,376	$8,322

The carrying amount of goodwill and intangible assets with indefinite useful lives were allocated to the cash generating units as follows:

	CGU North America			CGU Europe
	October 31,	October 31,	November 1,	October 31,	October 31,	November 1,
	2012	2011	2010	2012	2011	2010
Goodwill	1,247	1,298	579	7,075	7,220	7,136
Trade names	1,744	1,744	861	6,697	6,835	6,755
Total	2,991	3,042	1,440	13,772	14,055	13,891

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

9. TRADE AND OTHER PAYABLES

	October 31,	October 31,	November 1,
	2012	2011	2010
Trade accounts payable	$32,748	$29,536	$19,987
Accrued liabilities	7,396	6,562	6,361
Trade and other payables	$40,144	$36,098	$26,348

10. FINANCE LEASE OBLIGATIONS

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
	October 31, 2012			October 31, 2011			November 1, 2010

Less than one year	$119	$18	$101	$2,764	$118	$2,646	$957	$146	$811
Between one and five years	494	37	457	2,020	109	1,911	2,709	201	2,508
	$613	$55	$558	$4,784	$227	$4,557	$3,666	$347	$3,319

During the year ended October 31, 2012, Coastal paid $0.05 million (2011 - $0.2 million) of interest on the finance lease and $2.2 million of the finance lease obligation was paid to purchase certain leased assets.  During the year, Coastal obtained approximately $0.7 million of assets through a finance lease arrangement.  The monthly lease payments are fixed and the interest is calculated based on the bank’s lending rate plus 1.15%.  As at October 31, 2012, the net carrying amount of the leased equipment was $0.6 million (October 31, 2011 - $3.0 million; November 1, 2010 - $3.3 million).

11. TERM LOAN

During the year ended October 31, 2012, Coastal entered into a variable rate term facility in the amount of $3.3 million.  The monthly payment of $0.08 million is a blend of principal plus interest with interest bearing at the bank’s prime rate plus 1.5%.  The balance of the debt is repayable on October 31, 2013 and is secured by specified equipment.

12. CREDIT FACILITIES

During the year ended October 31, 2011, Coastal had access to an operating line of credit, secured with a General Security Agreement over all assets, totaling $6.0 million with interest payable at the lender’s prime rate plus 2.0%. During the year ended October 31, 2012, Coastal repaid and replaced this operating line of credit with an asset based lending facility.  Under this facility, Coastal may borrow up to $10 million based on the valuation of certain inventory and accounts receivables.  The interest on the loan is the lender’s prime rate plus 0.25% and is repayable on August 3, 2015.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. SHARE CAPITAL

(a)  Issued and outstanding common shares

Authorized share capital comprises an unlimited number of common shares without par value and an unlimited amount of Class A preferred shares without par value, of which none are issued.  Refer to the consolidated statements of changes in shareholders’ equity for movement in share capital and share based payments reserve.

(b)  Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee. The options have terms ranging from one to five years and generally vest over periods of up to 36 months.

Share purchase option activity for the year ended October 31, 2012:

	Number of Options	Exercise Price $
Outstanding at November 1, 2010	2,374,000	1.60 - 2.98
Granted	807,500	3.24 - 5.60
Exercised	(585,750)	1.60 - 3.24
Cancelled/Forfeited	(160,000)	1.60 - 3.24
Outstanding at October 31, 2011	2,435,750	1.60 - 5.60
Granted	482,000	5.24 - 5.78
Exercised	(505,167)	1.74 - 5.60
Expired	(2,000)	2.18
Cancelled/Forfeited	(102,750)	2.84 - 5.34
Outstanding at October 31, 2012	2,307,833	1.60 - 5.78

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

13. SHARE CAPITAL (Continued)

The following table summarizes information about Company share purchase options outstanding as at October 31, 2012:

	Share purchase options Outstanding			Share purchase options Exercisable
		Weighted average
	Number of	remaining		Number of
Range of exercise	common shares	contractual life	Weighted average	common shares	Weighted average
price $	issuable	(years)	exercise price $	issuable	exercise price $
1.60 - 1.99	400,000	1.22	1.64	400,000	1.64
2.00 - 2.29	182,500	0.65	2.10	182,500	2.10
2.30 - 3.25	985,000	2.80	2.99	627,263	2.96
3.26 - 5.78	740,333	4.04	5.37	163,847	5.39
	2,307,833	2.76	3.45	1,373,610	2.75

The weighted average fair value of options granted during the year ended October 31, 2012 was $1.93 (2011 -  $1.07) per option based on the Black-Scholes option pricing model using assumptions whose weighted average is described below:

	2012	2011
Dividend yield	0%	0%
Expected volatility	44.8%	49.4%
Risk free interest rate	1.1%	2.12%
Expected lives	3.8 years	5.0 years

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices over the expected life of the option.

(c) Employee Share Ownership Plan

Coastal offers certain employees the opportunity to participate in an employee share ownership plan (“ESOP”) whereby Coastal matches dollar contributions made by employees. The contributions are limited to 8% of gross salary and a maximum of $7,500 per participant per year.  Coastal’s portion of the contributions are expensed as they are incurred.  The contributions are used to purchase voting shares of Coastal through the open market.  Approximately one half of our employees are eligible to participate in the ESOP.

Coastal’s share of contribution made during year ended October 31, 2012 totaled $0.7 million (2011 - $0.5 million).

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

14. EXPENSES BY NATURE

For the years ended October 31,	2012	2011
Changes in inventories of finished goods and raw materials	$96,317	$93,008
Employee expenses	36,353	33,931
Depreciation and amortization	2,920	2,825
Advertising	28,138	26,636
Other expenses	35,850	31,551
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$199,578	$187,951

For the years ended October 31,	2012	2011
Wages and salaries	$32,111	$30,399
Share-based payments expense	967	823
Other benefits	3,275	2,709
Total employee expenses	$36,353	$33,931

15. EARNINGS PER SHARE

For the years ended October 31,	2012	2011
Weighted average number of common shares - outstanding	28,290,127	27,745,446
Dilutive share purchase options	—	—
Weighted average number of common shares - dilutive	28,290,127	27,745,446

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares.  There were no adjustments included in the calculation as all options convertible during the year ended October 31, 2012, into 1,017,062 shares (2011 – 672,362) are anti-dilutive, resulting in reducing the calculated diluted loss per share.

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)             Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•            Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•            Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•            Level 3 — Inputs that are not based on observable market data.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

Coastal’s financial instruments consist of cash and cash equivalents, including restricted cash, trade and other receivables, trade and other payables, provisions, finance lease obligations, term loan, and long-term debt.   The fair value of these financial instruments approximates their carrying values due to the immediate or short-term nature of these instruments.  These instruments are classified as loans and receivables and are measured at amortized cost.

The finance lease obligation, term loan, and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligations, term loan, and long-term debt approximates their fair value.

b)             Financial instrument risk exposure and risk management

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments:  credit risk, market risk, and liquidity risk.  The following analysis provides a measurement of risks as at October 31, 2012.  The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

Credit risk

Coastal’s principal financial assets are cash and cash equivalents, trade receivables and amounts due from related parties, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is primarily attributable to its trade receivables.  The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment.  To mitigate the risk of bad debts, Coastal implements collection strategies internally and through third parties and has policies and procedures in place to limit the extension of credit where the risk of loss is determined to be high. As at October 31, 2012 there were no material amounts overdue or impaired.

The credit risk on cash and cash equivalents is managed by banking with banks and payment processors with high credit-ratings assigned by international credit-rating agencies.  Coastal does not have financial assets that are invested in asset backed commercial paper.

The carrying amount of financial assets represents the maximum credit exposure, and as at the reporting date was:

	October 31,	October 31,	November 1,
	2012	2011	2010
Cash and cash equivalents	$19,153	$16,864	$18,266
Trade and sales tax receivables	6,681	5,802	8,866
Other	—	211	204
Total	$25,834	$22,877	$27,336

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The aging of trade receivables, net of applicable allowance for bad debts is as follows:

	October 31,	October 31,	November 1,
	2012	2011	2010
Current trade receivables	3,963	4,262	8,494
Trade receivables between 60 – 120 days	332	252	244
Trade receivables aged greater than 120 days	1,389	864	78
Sales taxes receivable	997	424	50
Total	$6,681	$5,802	$8,866

Continuity of allowance for bad debts is as follows:

	October 31,	October 31,	November 1,
	2012	2011	2010
Balance, beginning of year	$682	$805	$897
Increase (decrease) during the year	127	(123)	(92)
Balance, end of year	$809	$682	$805

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

a)             Foreign currency exchange risk

Coastal’s functional currencies are the Canadian Dollar (“CAD”) and the Swedish Krona (“SEK”). The Company is exposed to fluctuations in the U.S. Dollar (“USD”), the Swedish Krona (“SEK”), the Norwegian Kroner (“NOK”) and the European Union Euro (“EURO”) relative to these functional currencies.  Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Coastal is exposed to the following currency risk:

	USD	SEK	NOK	EURO
Cash and cash equivalents	$4,399	$3,170	$1,454	$1,235
Trade receivables	3,103	1,314	109	1,065
Trade and other payables	(11,333)	(8,213)	(20)	(736)
Total as at October 31, 2012	$(3,831)	$(3,729)	$1,543	$1,564

	USD	SEK	NOK	EURO
Cash and cash equivalents	$3,763	$2,185	$2,018	$1,916
Trade receivables	2,063	1,167	202	1,561
Trade and other payables	(12,107)	(6,984)	(95)	(1,430)
Total as at October 31, 2011	$(6,281)	$(3,632)	$2,125	$2,047

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	USD	SEK	NOK	EURO
Cash and cash equivalents	$3,114	$810	$1,747	$1,140
Trade receivables	1,229	1,613	1,165	1,702
Trade and other payables	(8,023)	(10,623)	(57)	(927)
Total as at November 1, 2010	$(3,680)	$(8,200)	$2,855	$1,915

Foreign currency exchange risk sensitivity analysis

The following table details Coastal’s sensitivity analysis to a 10% strengthening in the U.S. Dollar, the Swedish Krona, the Norwegian Kroner and the European Union Euro against the functional currency of the entity within Coastal that are holding these currencies.  The sensitivity analysis includes foreign currency denominated monetary items.

	USD	SEK	NOK	EURO
Net loss	$(396)	$(50)	$154	$156

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal.  Fluctuations in interest rates impact on the value of cash equivalents.  Coastal’s term debts and finance lease obligations are subject to the fluctuations of floating interest rates.  Coastal does not use any interest rate swaps to fix the floating interest rates.  Any changes in interest rates would not have a significant impact on operations.

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due.  Coastal monitors its cash and cash equivalents balances, inventory levels and cash flows generated from operations to meet these requirements.  All of the accounts payable at October 31, 2012 are due within sixty days.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

16.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The maturity of the Company’s financial liabilities is analyzed in the table below.

	Less than one	Between one and	More than five
As at October 31, 2012	year	five years	years
Borrowings	$5,015	$—	$—
Finance lease obligations	101	457	—
Trade and other payables	40,144	—	—
Total	$45,260	$457	$—

As at October 31, 2011
Borrowings	$—	$1,500	$—
Finance lease obligations	2,646	1,911	—
Trade and other payables	36,098	—	—
Total	$38,744	$3,411	$—

As at November 1, 2010
Borrowings	$—	$—	$—
Finance lease obligations	811	2,508	—
Trade and other payables	26,348	—	—
Total	$27,159	$2,508	$—

17.  MANAGEMENT OF CAPITAL

Coastal’s objective is to maintain a sufficient capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company considers the items presented in the statement of changes in shareholders’ equity, excluding accumulated and other comprehensive loss, as capital.

In order to maintain or adjust its capital structure, Coastal may purchase shares for cancellation pursuant to normal course issuer bids or other issuer bids, declare dividends, issue debt or issue new shares.  A subsidiary of Coastal is subject to a capital sufficiency covenant in association with the overdraft facility.  As at October 31, 2012, the facility was unused and therefore the subsidiary was not subject to these covenants. Coastal’s overall strategy with respect to capital management remains unchanged from the year ended October 31, 2011.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

18. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Coastal’s deferred tax assets and liabilities are as follows:

	October 31,	October 31,	November 1,
	2012	2011	2010
Unrecognized deferred income tax assets
Unused tax losses	$4,666	$2,685	$2,848
Carrying value of tangible and intangible assets in excess of tax basis	196	(955)	(1,227)
Share issue costs	161	—	—
Finance lease obligation	—	716	829
Other	573	321	198
Total unrecognized deferred tax assets	$5,596	2,767	$2,648

Recognized deferred income tax assets
Unused tax losses	$—	$97	$97

Deferred income tax liabilities
Expense recognized for tax purposes in foreign jurisdictions	$(629)	$(825)	$(994)
Carrying value of tangible and intangible assets in excess of tax basis	(2,276)	(2,481)	(2,365)
Total deferred tax liability	$(2,905)	$(3,306)	$(3,359)

The potential income tax benefits relating to the deferred income tax assets have not been recognized in the consolidated financial statements where their realization is not probable.  Deferred income taxes are recognized through profit and loss.

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rates to income tax expense, at the statutory tax rate of 25.25% (2011 — 26.83%) is as follows:

For the years ended October 31,	2012	2011
Current tax expense:
Current period	$689	$346
Adjustments for prior periods	238	(316)
	$927	$30

Deferred tax expense:
Origination and reversal of temporary differences	$240	$(89)
Recognition of previously unrecognized tax losses	(254)	—
Change in non-capital loss carryforward	(353)	—
	$(367)	$(89)
Total	$560	$(59)

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

18. INCOME TAXES (Continued)

For the years ended October 31,	2012	2011
Net Loss for the year	$(4,878)	$(5,305)
Total income tax expense (recovery)	560	(59)
Net loss excluding tax	$(4,318)	$(5,364)

Net income tax expense (recovery) at statutory tax rates	$(1,090)	$(1,440)
Permanent differences	388	435
Change in unrecognized temporary differences	1,221	96
Foreign tax rate differential	(17)	(1)
Other	58	851
Total	$560	$(59)

As at October 31, 2012, the Company has non-capital loss carry-forwards of $16.1 million for Canadian, US and Dutch income tax purposes that expire as follows:

2017	$604
2018	15
2020	234
2026	4,411
2027	1,098
2028	3,296
2029	141
2031	5,214
2032	1,122
Total	$16,135

19. RELATED PARTY BALANCES AND TRANSACTIONS

During the year, compensation of the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the Directors of the Board comprised of the following:

	2012	2011
Short-term employee benefits	$1,385	$1,477
Termination benefits	125	230
Share-based compensation	296	439
Total	$1,806	$2,146

During the year ended October 31, 2012, all Coastal employee promissory notes have been repaid and there are no outstanding balances (October 31, 2011 - $0.2 million; November 1, 2010 - $0.2 million).

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

20. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

By Region	Canada	Sweden	USA	Norway	Other	Total

Sales
Year ended October 31, 2012	$62,206	$35,107	$30,407	$18,113	$50,252	$196,085
Year ended October 31, 2011	51,047	34,082	27,583	19,230	50,772	182,714

Interest revenue
As at October 31, 2012	—	62	—	—	4	66
As at October 31, 2011	14	30	—	—	2	46

Interest expense
As at October 31, 2012	(551)	(214)	—	—	(3)	(768)
As at October 31, 2011	(225)	(239)	—	—	—	(464)

Depreciation and amortization expense
As at October 31, 2012	(1,842)	(1,066)	—	—	(12)	(2,920)
As at October 31, 2011	(1,970)	(851)	—	—	(4)	(2,825)

Non-current assets
As at October 31, 2012	11,867	10,326	668	—	6,724	29,585
As at October 31, 2011	10,767	10,023	719	—	6,851	28,360
As at November 1, 2010	5,029	10,163	—	—	6,989	22,181

By Product Type	Contact Lenses	Glasses	Total

Year ended October 31, 2012
Sales	$148,201	$47,884	$196,085
Gross Profit	62,080	22,447	84,527
Gross Profit %	42%	47%	43%

Year ended October 31, 2011
Sales	143,478	39,236	182,714
Gross Profit	$59,876	$16,559	$76,435
Gross Profit %	42%	42%	42%

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

21. COMMITMENTS

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises. The lease terms are between one and six years. The lease agreements are non-cancellable and the majority of these agreements are renewable at the end of the lease period at market rate. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Less than 1 year	$2,059
Between 1 and 5 years	3,845
5 years and greater	—
Total	$5,904

Operating costs on leases have been excluded.

In 2012, the total amount of lease costs recognized as an expense was $2.1 million (2011 - $1.6 million).

22. CONTINGENCIES

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

23. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS 1.  The accounting policies described in Note 3 have been applied in preparing the consolidated annual financial statements for the year ended October 31, 2012, the comparative information presented in these annual financial statements for the year ended October 31, 2011 and in the preparation of consolidated statements of financial position as at November 1, 2010 and October 31, 2011.  November 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

23. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following are the optional exemptions available under IFRS 1 that the Company has elected to apply to its opening statement of financial position as at November 1, 2010:

Business Combinations — IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS.

Share-based payments — This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to November 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 23 (d) below.

Leases — IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The Company may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. The Company has applied this exemption when retrospectively applying IAS 17 ‘Leases’.

Cumulative translation differences - IAS 21, The Effects of Changes in Foreign Exchange Rates requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, the Company can elect under IFRS 1 deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Company has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  The Company’s IFRS estimates as of November 1, 2010 and October 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive loss for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

23. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Consolidated statements of financial position

		CGAAP	Effect of		CGAAP	Effect of
		recast	Transition to		recast	Transition to
		(Note 23c)	IFRS	IFRS	(Note 23c)	IFRS	IFRS
	Note	November 1, 2010			October 31, 2011

ASSETS
Current Assets
Cash and cash equivalents		$18,266	$—	$18,266	$16,864	$—	$16,864
Trade and other receivables		9,070	—	9,070	6,013	—	6,013
Inventory		18,276	—	18,276	27,749	—	27,749
Prepaid expenses		3,109	—	3,109	3,125	—	3,125
Income taxes recoverable		—	—		79	—	79
Total current assets		48,721	—	48,721	53,830	—	53,830
Non-current assets
Deferred tax asset		97	—	97	97	—	97
Property, equipment and leasehold improvements		4,160	—	4,160	8,960	—	8,960
Intangible assets		10,306	—	10,306	10,882	—	10,882
Goodwill		7,715	—	7,715	8,518	—	8,518
Total non-current assets		22,278	—	22,278	28,457	—	28,457
Total assets		$70,999	$—	$70,999	$82,287	$—	$82,287

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$26,348	$—	$26,348	$36,098	$—	$36,098
Provisions		664	—	664	1,057	—	1,057
Income taxes payable		44	—	44	—	—	—
Finance lease obligation		811	—	811	2,646	—	2,646
Other current liabilities		1,364	—	1,364	2,939	—	2,939
Total current liabilities		29,231	—	29,231	42,740	—	42,740
Non-current liabilities
Other long-term liabilities		425	—	425	859	—	859
Finance lease obligation		2,508	—	2,508	1,911	—	1,911
Long-term debt		—	—	—	1,500	—	1,500
Deferred tax liability		3,359	—	3,359	3,306	—	3,306
Total non-current liabilities		6,292	—	6,292	7,576	—	7,576
Total liabilities		35,523	—	35,523	50,316	—	50,316

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
28,110,579 common shares (2010: 27,698,086)		39,176	—	39,176	40,667	—	40,667
Share-based payments reserve	a	2,663	(53)	2,610	3,208	(274)	2,934
Accumulated other comprehensive income (loss)	b	(3,783)	3,783	—	(3,411)	3,783	372
Deficit	c	(2,580)	(3,730)	(6,310)	(8,493)	(3,509)	(12,002)
Total Equity		35,476	—	35,476	31,971	—	31,971
TOTAL LIABILITIES AND EQUITY		$70,999	$—	$70,999	$82,287	$—	$82,287

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

23. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Consolidated statements of comprehensive loss

		CGAAP	Effect of
		recast	Transition to
		(Note 23c)	IFRS	IFRS
	Note	Year Ended October 31, 2011

Sales		$182,714	$—	$182,714
Cost of sales	a, d	128,614	(22,335)	106,279
Gross profit		54,100	22,335	76,435

Fulfillment	a, d	—	17,522	17,522
Advertising	d	26,636	(26,636)	—
Selling and marketing	a, d	—	43,645	43,645
Selling, general and administration	d	29,056	(29,056)	—
General and administration	a, d	—	20,505	20,505
Amortization	d	2,825	(2,825)	—
Share-based compensation	d	1,044	(1,044)	—
Interest expense	d	275	(275)	—
Foreign exchange (gains) loss	d	(151)	151	—
Results from operating activities		(5,585)	348	(5,237)

Financing costs	d	—	127	127
Loss before income taxes		(5,585)	221	(5,364)
Income tax expense - current		30	—	30
Income tax recovery - deferred		(89)	—	(89)
Net income tax recovery		(59)	—	(59)

Net loss for the year		(5,526)	221	(5,305)

Other comprehensive loss
Currency translation differences		372	—	372
Total comprehensive loss for the year		$(5,154)	$221	$(4,933)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

COASTAL CONTACTS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2012 and 2011

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

23. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes to the reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

a)        Re-measurement of unvested options

As allowed by Canadian GAAP, the Company made a single fair value estimate for all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred.  Under IFRS 2, Share-based Payment (“IFRS 2”), individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of stock-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

b)        Reclassification of foreign currency translation reserve

On transition to IFRS, Coastal has chosen to apply the election in IFRS 1 regarding IAS 21, The Effects of Changes in Foreign Exchange Rates for the foreign currency translation reserve that existed at the date of transition to IFRS.  This eliminates the foreign currency translation reserve and adjusts the deficit by the same amount at the Transition Date.

c)         Incremental adjustments impacting deficit

	November 1,	October 31,
	2010	2011
Deficit
Re-measurement of unvested share options	$53	$221
Reclassification of foreign currency translation reserve from other comprehensive earnings to deficit	(3,783)	—
Total	$(3,730)	$221

d)        Financial statement presentation

Certain account balances in the consolidated statements of financial position and comprehensive loss have been reclassified to conform with IFRS requirements. The reclassifications include the presentation of certain account balances as separate line items and renaming certain account balances to conform with IFRS terminology. In addition, under IFRS, the Coastal has elected to present the consolidated statement of comprehensive loss on a functional classification basis and has reclassified the expenses accordingly.

e)         Revenue cut-off

The Company has recast the Canadian GAAP financial statements to record an immaterial adjustment to recognize revenue upon receipt of goods by the customer.  The adjustment increased inventory (October 31, 2011 - $1.5 million; November 1, 2010 - $0.7 million), increased deferred revenue (October 31, 2011 - $2.7 million; November 1, 2010 - $1.3 million), and reduced retained earnings (October 31, 2011 - $1.1 million; November 1, 2010 - $0.5 million), and reduced revenue by $1.4 million and reduced cost of sales by $0.8 million for the year ended October 31, 2011.